

Mail Stop 3561

April 19, 2016

Via E-mail
Joseph A. Carlucci
Chairman and Chief Executive Officer
American Renal Associates Holdings, Inc.
500 Cummings Center, Suite 6550
Beverly, MA 01915

Re: American Renal Associates Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 8, 2016
Response dated April 14, 2016
File No. 333-206686

Dear Mr. Carlucci:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 61

1. Please revise to disclose that your calculation of pro forma net tangible book value per share includes a reduction for non-controlling interests.

2. Please expand your disclosure to further clarify the adjustments that are included in your calculation of pro forma net tangible book value per share at December 31, 2015. Specifically explain each of the significant components in your adjustments that reduce the pre-IPO total assets by approximately $30.2 million and increase total liabilities by $49.0 million. Similarly, explain each of the significant components of your adjustments included in arriving at your post-IPO pro forma net tangible book value of $669.7 million or $22.53 per share.

       You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Michael D. Nathan, Esq.
    Simpson Thacher & Bartlett LLP